Cojax Oil and Gas Corporation

3033 Wilson Blvd., Suite E605, Arlington, Virginia 22201

Telephone: (703) 216-8606 / Writer’s Email: jeff@jeffguzy.com

September 18, 2020

VIA EDGAR

AW SUBMISSION UNDER RULE 477(a)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

ATTN: Kevin Dougherty, Office of Natural Resources, Division of Corporation Finance

RE:AW - WITHDRAWAL OF AMENDMENT UNDER RULE 477(a):

Post-Effective Amendment Number One to the Form S-1 Registration Statement as filed with the Commission via EDGAR on September 10, 2020 (Commission File Number 333-232845).

Ladies and Gentlemen:

Pursuant to conversations with the Commission staff and Rule 477(a) under the Securities Act of 1933, as amended, CoJax Oil and Gas Corporation, a Virginia corporation with Commission File Number 333-232845, (“Issuer”) requests the withdrawal of Post-Effective Amendment Number One to the Form S-1 Registration Statement (Commission File Number 333-232845) (“Post-Effective Amendment Number One”) filed with the Commission by Issuer on 10 September 2020 via EDGAR as a POS AM. The Issuer has determined that the proposed public offering of shares of its Common Stock would require a new registration statement and cannot be made under a post-effective amendment to Form S-1 Registration Statement (Commission File Number: 333-232845).  Issuer intends to file a new initial registration statement with the Commission or make a private placement for the proposed offering of shares of Common Stock, $0.01 par value per, that were listed as shares for registration under the Post-Effective Amendment Number One.

No shares were offered or sold under Post-Effective Amendment Number One.

The Issuer requests the withdrawal of Post-Effective Amendment Number One, effective as of September 21, 2020, or as soon as practicable and permitted by the Commission after that date.

Please send a copy of the written order granting AW/withdrawal of the Post-Effective Amendment Number One to undersigned at the above-letterhead address. If you have any questions regarding this AW application for withdrawal of the Post-Effective Amendment Number One, please do not hesitate to contact Paul W. Richter, PW Richter plc, at (703) 725-7299 or by email to pwr@pwrichtersec.com.

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey J. Guzy

Chief Executive Officer of Issuer

cc: Paul W. Richter, PW Richter, plc